Exhibit 99.5

ICI AGREES SALE OF VINAMUL POLYMERS BUSINESS FOR US$208M

Imperial Chemical Industries PLC (“ICI”) has agreed to sell the US, Canadian and European Vinamul Polymers business (“Vinamul”) of National Starch and Chemical Company (“NSC”) to Celanese (“Celanese”) for US$208 million (£112m) in cash. Net proceeds after tax and other costs are expected to be approximately US$157m (£85m), and will be used to reduce ICI’s net debt. Completion is expected in the first quarter of 2005, subject to regulatory approvals and employee consultation.

The transaction is consistent with ICI’s strategy of focusing its resources on activities within the Group which have the greatest potential for profitable growth.

Vinamul is a supplier of emulsion polymers for the adhesives, paper, nonwovens, textiles and building products industries. Its product line includes vinyl acetate homopolymer and copolymer, ethylene/vinyl acetate, acrylic and vinyl acrylic emulsions. The business employs some 600 people who will transfer to Celanese. Following the transaction Celanese will become a supplier of emulsion polymers to NSC, and NSC’s purchases of vinyl acetate monomer (“VAM”), products related to VAM, and products derived from VAM will be significantly reduced.

For the year ended December 31, 2003 Vinamul had sales of £205m, of which £59m were internal sales to other NSC and ICI businesses. Operating profit was £11m and, as at December 31 2003, the business had net assets of £95m. The transaction is expected to give rise to a profit after tax of about £5m, excluding recycling of £140m of previously written off goodwill.

Ends

November 23, 2004

Further information from
John Dawson VP Investor Relations and Communications 020 7009 5091